Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

The following is information provided to Trane 401(k) and Thrift Plan participants on April 29, 2008.

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April 29, 2008

Dear 401(k) and Thrift Plan participant:

In anticipation of the acquisition of Trane by Ingersoll Rand, we are writing to explain how the acquisition will affect your balances in the Trane 401(k) and Thrift Plan. The acquisition is expected to close in the second quarter of 2008.

This letter announces immediate unlimited diversification with respect to the Trane Unit Stock Fund, provides an overview of how the acquisition will affect your Trane stock account under the plan, and explains the future of your participation in the plan once Trane is part of Ingersoll Rand. Any investment in the WABCO Stock Fund is not affected by the acquisition of Trane.

Immediately after the acquisition, although Ingersoll Rand will have acquired Trane, you will continue to be a participant in the Trane 401(k) and Thrift Plan, subject to the rules governing the plan. Future contributions will continue to be directed into Trane’s 401(k) and Thrift Plan. Any changes to the 401(k) and Thrift Plan in connection with the acquisition are described below.

Unlimited diversification

As you may be aware, we have continued to liberalize the plan’s diversification rules over the past few years. We are pleased to announce that, effective May 5, 2008, you will be able to diversify up to 100 percent of your balance in the Trane Unit Stock Fund in the 401(k) and Thrift Plan, regardless of your age and service.

Diversification allows you to transfer all or a portion of the investment in the Trane Unit Stock Fund into other plan investment options. Diversification may reduce

To ask questions, diversify or receive prospectus information, log in to NetBenefits at www.401k.com, or call the Trane Retirement Benefits Line at 1-800-209-4015. For outside the U.S. and Canada, you may call Fidelity collect at International Access Code (IAC) + (877) 833-9900. To locate your IAC, go to: www.att.com/traveler. Fidelity representatives are available Monday through Friday from 8:30 a.m. to midnight, Eastern Time.

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your overall investment risk by lowering the percentage of your savings that is concentrated in one type of investment.

Blackout period

There will be a “blackout period” in the days just before and after the acquisition during which you will be unable to perform any transactions involving Trane or Ingersoll Rand (IR) stock. During this time, you may move money between all other investment options and diversify out of the WABCO Stock fund. Please read the enclosed notice about your rights under the 401(k) and Thrift Plan during this blackout period.

How the sale will affect your account

As a reminder, the Trane Unit Stock Fund is a unitized stock fund. This means that it contains two components: company stock and a small percentage in cash (or short-term investments) that provides liquidity for distributions and diversification out of the fund. In a unitized stock fund, you own units instead of shares.

Upon the acquisition, the underlying Trane shares that are held in your plan account as of the date of the sale will receive the same $36.50 in cash and ..23 shares of Ingersoll Rand stock (NYSE: IR) as will every other Trane shareowner. The original cash position that makes up a portion of your Trane units will be unaffected and remain in cash.

How share and cash proceeds will be invested

In preparation of the acquisition, Fidelity (the record-keeper for the plans) will create two new funds in the plan: the Ingersoll Rand (IR) Unit Stock Fund and the Transitional Unit Fund. Here’s what will occur with your investment in Trane shares:

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IR stock proceeds from the acquisition will go into the IR Unit Stock Fund: The shares of Ingersoll Rand stock received by the plan will be invested in the IR Unit Stock Fund. Similar to the Trane Unit Stock Fund, this new fund will hold a small percentage of assets in cash for liquidity. A portion of the original cash position in the Trane Unit Stock fund will become the initial cash position in the new IR Unit Stock Fund. The remainder of the cash position in the Trane Unit Stock Fund will go into the Transitional Unit Fund as described below.

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Cash proceeds from the acquisition will go into the Transitional Unit Fund: The purpose of this fund is to hold cash proceeds from the acquisition for a transitional period as the cash is gradually invested into IR stock. Because there is a significant amount of cash involved in the acquisition, after the initial blackout period expires, the purchase of IR shares will be spread out over an estimated period of 15 to 30 business days to avoid affecting the IR share price as the plan purchase the shares. During the transition period, those cash proceeds in the Transitional Unit Fund not yet invested in IR stock, plus the remaining cash position from the Trane Unit Stock Fund, will be invested in the “Fidelity Institutional Money Market Fund – Treasury portfolio” (money market fund). The Transitional Unit Fund will also hold IR stock that is purchased during the transition period.

Once the cash proceeds are fully invested in IR stock (except for a small cash position for liquidity purposes), the Transitional Unit Fund will be merged into the IR Unit Stock fund.

Other important information:

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Unlimited diversification: At anytime after the initial blackout period, you can diversify up to 100 percent of your IR Unit Stock and Transitional Unit fund account balances into other investment options available under the plan. This gives you the opportunity to move all or some of your investment

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in the IR Unit Stock Fund and/or the Transitional Unit Fund into any available investment option, except the Transitional Unit fund, the IR Unit Stock fund or the WABCO Stock fund.

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Unitized funds: Both the IR Unit Stock Fund and the Transitional Unit Fund are unitized funds. Each fund will open at a unit value of $10 per unit. This value is set at $10 for record-keeping purposes and does not reflect the value of the underlying assets. As an example, if, following the acquisition of Trane, the amount of your cash proceeds from the sale of Trane stock is $15,000, you’ll have 1,500 units in the Transitional Unit fund.

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Value of your account: As always, the value of your units will rise and fall based on market conditions. For the IR Unit Stock Fund, each unit’s value will reflect fluctuations in the IR share price, plus interest on the cash portion of the units. For the Transitional Unit Fund, each unit’s value will reflect the following: the percentage of investment in IR shares (which will increase daily following the sale) vs. the balance invested in the money market fund; the IR share price; and interest earned on the money market fund.

Cost Basis in Trane Stock

The cost basis is the value of the Trane (or American Standard) stock at the time it was initially contributed to your account. The share proceeds initially invested in the IR Unit Stock fund (.23 shares of IR stock) will automatically retain the Trane stock’s original cost basis at the close.

Additionally, cash proceeds invested in the Transitional Unit fund will recapture the Trane stock’s original cost basis at the time that the proceeds are invested in IR stock and the Transitional Unit Fund’s balance is merged into the IR Unit Stock Fund.

The cost basis is only important if you are considering taking plan distributions of IR stock in shares (called an in-kind distribution) rather than as cash when you retire. Under IRS rules, individuals taking an in-kind distribution may be eligible to retain the stock’s original cost basis at distribution, thus allowing any appreciation on the share value (called net unrealized appreciation) to be taxed as capital gains rather than ordinary income when the shares are sold. To obtain your cost basis, call the Trane Retirement Benefits Line at 1-800-209-4015. Please consult your tax advisor as the rules governing the tax treatment of in-kind distributions are extremely complex.

NOTE: Any money diversified out of the Transitional Unit fund prior to the merger of the two funds permanently loses its original cost basis in Trane stock, even if you later move it back into the IR Unit Stock Fund . If you diversify out of the Transitional Unit Fund, you will no longer retain your original cost basis in Trane stock.

Going forward

As stated early on, immediately after the sale, (i) you will continue to participate in the Trane 401(k) and Thrift Plan and (ii) your company contributions and current elections will continue. Fidelity will continue to administer the plans; you will call the same Trane Retirement Services phone number (see page 4) and access the NetBenefits Web site in exactly the same way you do currently.

What does change with the Trane 401(k) and Thrift Plan is that, instead of investing company contributions in Trane stock, company contributions will be invested in IR stock, through the IR Unit Stock fund, effective with the close of the sale. Under the diversification rules, you will have unlimited diversification rights with respect to IR stock. Also, as is the case with Trane stock today, you will not be able to invest

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your own contributions in IR stock. As always, the company reserves the right to modify, amend or terminate its benefit plans at any time, subject to any legal restrictions.

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For more information

For more information, log in to NetBenefits at www.401k.com, or call the Trane Retirement Benefits Line at 1-800-209-4015. For outside the U.S. and Canada, you may call Fidelity collect at International Access Code (IAC) + (877) 833-9900. To locate your IAC, go to: www.att.com/traveler. Fidelity representatives are available Monday through Friday from 8:30 a.m. to midnight, Eastern Time.

Sincerely,

Joseph Checkley

Vice President, Corporate Benefits

NOTE: The transaction is subject to a vote of the Trane Inc. (“Trane”) shareholders and requires registration of the shares of Ingersoll-Rand Company Limited (“Ingersoll Rand”) to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends:

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll Rand and Trane and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane shareholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Ingersoll Rand’s or Trane’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Annual Report on Form 10-K of Ingersoll Rand and the 2007 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and other documents filed by Ingersoll Rand and Trane, and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand filed a registration statement on Form S-4 containing a preliminary proxy statement/prospectus for shareholders of Trane, with the SEC, and Ingersoll Rand and Trane will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s shareholders. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the

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SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2008 annual meeting of stockholders and Ingersoll Rand’s 2007 Annual Report on Form 10-K, which were filed with the SEC on April 16, 2008 and February 29, 2008, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s 2007 Annual Report on Form 10-K, which was filed with the SEC on February 20, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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